

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Al Kapoor
Chief Executive Officer
OmniLit Acquisition Corp.
1111 Lincoln Road , Suite 500
Miami Beach , FL 33139

> **Re: OmniLit Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed September 28, 2023**
> **File No. 333-271822**

Dear Al Kapoor:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-4

Background of the Business Combination, page 98

1. We note your removal of the prior disclosure that "Imperial Capital concluded there were no materially adverse findings from their such diligence." Please discuss the reason for the removal of such statement and explain why Imperial Capital cannot reach such conclusion.

Please contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Christopher J. Capuzzi. Esq.